3300 W. Camelback Road

Phoenix, Arizona 85017

(602) 639-7500

June 16, 2015

Via EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	Grand Canyon Education, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

File No. 001-34211

Filed February 18, 2015

Dear Mr. Spirgel:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated June 5, 2015, to Grand Canyon Education, Inc. (the “University”) regarding the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2014 filed on February 18, 2015.

This letter sets forth each comment of the Staff in the comment letter and, following each comment, sets forth the University’s response.

Form 10-K for the Year Ended December 31, 2014

Item 1. Business

Regulation, page 14

Gainful employment rules, page 22

Staff Comment:

1.	Although the gainful employment rule will not go into effect until July 1, 2015, the final rules were adopted and published in October 2014. Based upon available data, you should provide investors insight with your expected compliance or non-compliance with this rule. We note that the Department of Education announced on October 30, 2014 that approximately 1,400 programs were at high risk of not passing the rule’s accountability standards.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

June 16, 2015

University Response:

The University acknowledges the Staff’s comment and advises the Staff that to the extent possible it has assessed, and in the future will continue to assess, its ability to comply with the gainful employment rule. If, at any time, the University ever determines that it is at risk, whether currently or in the future, of noncompliance with respect to any of its programs to a degree that would be material to its business, it will appropriately disclose the noncompliance to investors and advise investors of the consequences thereof.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Key Trends, Developments and Challenges, page 44

Staff Comment:

2.	We note your comparison of your ground traditional student costs to what tuition, room, board and fees are at private, traditional universities in other states and at public universities in Arizona for in-state students. Please also provide comparisons for online students since they constitute a much larger component of your student population.

University Response:

The University acknowledges the Staff’s comment and advises the Staff that, in connection with future filings in which it provides comparative information regarding student costs, it will consider any relevant and available data regarding the costs to its online students compared to those of the public universities in Arizona as well as private, traditional universities in other states in which the University competes for students, and will include appropriate disclosure of such comparisons as management determines to be material to investors.

* * * *

As specifically requested by the Staff, the University acknowledges that:

•	the University is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the University may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

June 16, 2015

If you require any additional information on these issues, or if the University can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at
(602) 639-7500.

Sincerely,

GRAND CANYON EDUCATION, INC.

By:	/s/ Brian E. Mueller

Name:	Brian E. Mueller
Its:	President and Chief Executive Officer

cc:	DLA Piper LLP (US)

David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)